# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Royalty Management Holding Corp, CIK 0001843656
CUSIP: 02369M102
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 12115 Visionary Way,, Suite 174,, Fishers, Indiana (IN), 46038
Date of event which requires filing of this statement: 11/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001999707

## Reporting persons
- White River Holdings LLC: type of reporting person: investment company (IV); citizenship or place of organization: United States (X1); sole voting power 1,264,670; shared voting power 0; sole dispositive power 1,264,670; shared dispositive power 0; aggregate amount beneficially owned 1,264,670 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Royalty Management Holding Corp
Address of issuer's principal executive offices: Mark Jensen, Manager White River Holdings LLC 8500 E. 116 St., Unit 264 Fishers IN 46038

## Item 2. Person Filing
Name of person filing: White River Holdings LLC
Address of principal business office or, if none, residence: 8500 E. 116 St., Unit 264, Fishers, IN 46038
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,264,670
Percent of class: 8.3%
Sole power to vote or to direct the vote: 1,264,670
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,264,670
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- White River Holdings LLC: /s/ Mark C. Jensen, Mark C. Jensen, Manager (11/03/2026)